Cosmic Shielding Corporation

Cosmic Shielding 2021


CSC Pitch
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$0 RAISED

0% OF MINIMUM TARGET: $50,000

0% OF MAXIMUM GOAL RAISED: $1,070,000

0 INVESTORS

$100 Minimum investment

PITCH COMPANY DISCUSSION

Summary
Deal Terms
Problem
Solution
Product
Traction
Customers

SUMMARY

Problem	Space :radiation severely limits spacecraft performance, is a banier to long term human habitation, and :results inbillionsofdollarsoflostvalue.
Solution	State-of-the-art c<>mpoite materials coupled with advanced udiation forecasting and modeling to deliver the most effective protection systems.
Product	Our Multifunctional Shielding Polymer (MSP) has the highest shielding performance on the market and is adaptable to any form factor.
Competition	Legacy solutions such u water based shielding, as well asafewnonn1ultifunctional, experi_entalshielding systen1s.
Vision	By using our advanced multifunctional composites, we're aiming to build a pe:r,.anent futu:re in space and a more sustainablefutu:reonEa:rth.
Use of Funds	Enable on-orbit demonshations on the International Space Stationandachievefullspacequalificationforour materials.
Team	World-leading nuclear & helio physicists and material scientists with 90+ yeau of combined experience developingudiation _itigationtechnologies.
Traction	5 LOis/cont:racts with potential customers, $1m, :raised from leading space venture firms, Advanced material modeling complete, first prototype successfully produced
Customers	UndiHlosed Public Company (1GOO+ Employee•), Undisclosed Space Company (100+ Employee), Nebula, ...entu,o Space
Business Model	Subsc:ription/ucuning payment, Transactional, Service
Market	Approx. Market Size: $ 9 Billion / year

DEAL TERMS

How it works 0

0 Deal type	Convertible debt
0 Valuation cap	sso,000,000.00
0 Discount	20.0%
© 1,taturity date	Oeceo,be:r07, 2023
0 Type ot security	Convertible debt
© Interest rate	6.0%
0 Investment rarge	$100.00-$100,000.00
© Funding goal	SS0,000.00 - $1,079,000.00
0 nosing date	December 08, 2021, 11:80 AM CDT
0 FORM C	FORM C ft

Solution
Product
Traction
Customers
Business model
Market
Competition
Team
Vision
Use of Funds
Risks & Disclosures
Documents

PROBLEM

Space radiation severely limits spacecraft performance, is a barrier to long term human habitation, and results in billions of dollars of lost value.

The damaging effects of space radialion have posed a key challenge lo the exploration and commerciali7ation of space since the launch of our first spacecraft. One of the most damaging types of space radiation is high energy particle radiation, which is notoriously difficult to shield against. This harsh radiation environment has long imposed strict design limitations on the capabilities of our satellites and spacecraft, and has thus far presented a fundamental roadblock lo having a long term human presence in space.

Cosmic rays and solar particles; the two main types of high energy particle radiation in space, bombard power generation systems and cause rapid performance degradation. As a result, critical power systems, such as solar cells, can degrade up to 8x faster than they would on Earth [1]. This results in the need to embed costly redundancies to maintain the operational life of these systems.


TARGET FRAGMENTATION


CSC

Upon interaction with high energy particle radiation, heavy elements - such as metals - produce damaging secondary radiation through a process rnl/ed target fragmentation. The heavier the element, the worse it gets

In addition lo damaging sensitive computer systems in this way, cosmic rays and solar particles also cause constant software and system glitches by flipping the charge or even damaging individual computer bits which can corrupt computer instructions at random. Expensive and outdated radiation hardened components are the primary way of protecting against these effects of space radiation today, but these add significant cost and lag far behind the latest rnnsumer-off-the-shelf (COTS) components in processing power and efficiency.

The current radiation shielding landscape is highly limited and lacks comprehensive solutions that do not also sacrifice mission performance.


ISSUES WITH CURRENT
RADIATION COUNTER
MEASURES
RADIATION HARDENING
Significant limitations in computational performance

SOLUTION

State-of-the-art composite materials coupled with advanced radiation forecasting and modeling to deliver the most effective protection systems.

Based on decades of mission proven research from NASA and the European Space Agency, Cosmic Shielding Corporation's (CSC's) shielding, modeling, and forecasting technologies can enable unprecedented performance and reliability gains for the entire space industry.

CSC tackles the space radiation problem from two angles; protection and situational awareness.

Protection
Tackling the radiation problem provides benefits far beyond extending the operational life of spacecraft; high powered computing in space, the ability to run modern AI algorithms, massive cost savings, and scalability improvements by allowing the use of off-the-shelf components, and even unlocking permanent human habitation in space.

Based on decades of research from world leading physicists and materials scientists from NASA, ESA, and MIT, CSC's Multifunctional Shielding Polymer (MSP) represents the only solution capable of significantly mitigating both particulate and electromagnetic radiation, all while maintaining significant structural and weight advantages over traditional alloys.


PHYSICAL PROPERTIES OF MSP
3x LIGHTER THAN ALUMINUM
15x HIGHER TENSILE STRENGTH THAN STEEL
30% STRONGER THAN KEVLAR
CSC

The versatility of MSP allows it to fulfill a wide range of mission requirements; from being used us thin, flexible fiber layers for space suits, to rigid plates for satellite buses and stutions. Furthermore, MSP wn be 3D printed, allowing for rapid prototyping and design flexibility lo seJVice its wide variety of applications ond form factors.


Radiation Dosage From GCR Heavy Ions in GEO
70
60
50
40


30
PROTECTION
TANTALUM
(SAHE MASS)
ALUMINUM
(SAIIEHASS)
CSC's flSP

*Golodic Cosmic Roys (GCRs) ore mode up of several differenl types of portides, with Heovy Ions being the main culprit of biological and electronic damage. For this reason, we wonted to highlight MSP's efficacy in shielding agoimt CCfl Heavy Ions.The simulation above modeled a GEO'-/ike environment, with no protection from the Earth's magnetic field. {*CEO= Geosynchronous Equatorial Orbit.]*


Total Dosage From All Particle Radiation Sources in LEO
128\
100%
80%
60%
40%
20%
0
(5)u1Particles
PROTECTION
ALUMINUM
(SAME HASS)
130HHPOLYETHYLENE
(+5"- M'B)
CSC's MSP

The above chart compares efficacy in reducing TID (total ionizing dose) from all particle radiation sources (Trapped particles, Solar particles, GCRs) in a LEO-like environment under the protection of the Earth's magnetic field. This is a goad illustration of the performance one might expect to see in the majority of commercial spocecroft, from solefliles lo space stations. ['LEO= lower Earth Orbit.}*

Situational Awareness

Ta enable unparalleled agility in de5ign and prototyping, our cutting edge radiation and 5pace weather modeling system, Solar Engine, is used to provide any mission with the most optimized shielding design. Additionally, this system allows CSC to provide unparalleled situational awareness of the space environment with the ability to forecast space weather events up to 2 days in advance with **95.7%** accuracy. Widely used nowcast systems cannot provide advanced warning capabilitie5, and older forecasting 5ystems such as McIntosh provide significantly lower accuracy in their forecasts exposing astronauts and space assets to needless and unpredictable risks.

Our system has been mission proven by the Space Radiation Analysis Group at NASA and has achieved TAL 9, tke highe5t Technology Readines5 Level.

PRODUCT

our Multifunctional Shielding Polymer (MSP) has the highest shielding performance on the market and is adaptable to any form factor.


3D PRINT TEST SUCCESSFUL
CSC

ih1s samp•e represeMs CSCS ficst successful 3 0 printmo rest o four MultiFun::tio'la! Sh1eidin9 Pc/ymer (MSP). conductedor, Augus/ ;o, 2021.

CSC's advanced multifunctional shielding composite is based off of its revolutionary and patented Multifunctional Shielding Polymer (MSP) - a highly versatile polymer that allows the company to 3D print shielding solutions to virtually any form factor and application. Through our proprietary printing and extrusion techniques, our composite performance can be optimized to suit specific mission parameters; tkis provides significant mitigation against botk particulate and Electromagnetic (EM) radiation, from galactic cosmic rays to gamma radiation, while retaining structural and weight advantages far exceeding that of traditional alloys. With a tensile strength of over 15 times that of steel, 30% greater than that of aramid fibers (such as Kevlar), and omnidirectional fiber strength, MSP can satisfy many mission requirements in a single package, significantly reducing spacecraft complexity by providing radiation protection, thermal management, and Micrometeoroid and Orbital Debris (MMOD) protection.

Due to its unique fiber structure, CSC's MSP can be printed to remain flexible for use in space suits, or modified for rigidity for use in component capsules and structural elements. CSC's 3D printing process allows for unparalleled speed and flexibility in the manufacturing process, with the potential to reduce the construction time for satellite buses from months to days - all at a reduced cost.

Validation samples of the MSP are now ready and are being prepared for ground based and orbital testing for clients.

To complement lhE design of our material solutions, CSC's scientists have developed the world's leading radiation transport and space weather models which allow for an unprecedented understanding of the expected radiation environment. CSC's solar forecasting system, Solar Engine, is capable of accurately forecasting space weather events up to 2 days in advance, with precision and efficacy far exceeding current systems such as NOAA's McIntosh. Combining these capabilities with our advanced composites allows us to develop the most comprehensive, effective, and optimized shielding solutions.


SOLAR ENGINE
Solar Engine Oas.hboard
Current Forecast
Threat Level



Customer view of the initial solar event threat gauge setup from CSC.1 Solar Engine (weathering modeling system) demo from our client-side application programming interface (AP/). Screen capture taken as demonstrated on June 18, 2021; system is e)(pected to go live on August 30, 2021.

TRACTION

⊞ **5 LOIs/contracts with potential customers**

⊞ **$1mm raised from leading space venture firms**

⊞ **Advanced material modeling complete, first prototype successfully produced**

CSC is in the process of receiving letters of Intent (LOIs) from the Air Force and major private aerospace companies for a wide ra"ge of applications, including on-orbit servicing spacecraft and space stations. CSC has already received 2 LOIs from major New Space companies as well as a supply co"tract offer from an up and coming orbital high-powered computi"g provider. Additionally, CSC is working with the NASA Space Radiation Analysis Group (Sll:AG) and MIT on testing its shielding materials for the Artemis mission's IVA/EVA spacesuits. Commercial LOI details and contracts will be announced over the coming months.

In May 2021, (SC also closed a major pre-seed funding round of $7M ($988,572 post close) (i] from the majority of major US early stage space venture capitalists such as SpaceFund, Starbridge, Space VC, Helios Capital, and others. WorldQuant Ventures LLC, one of the world's leadi"g technology investment firms, also took part in the fu"draising round bringing established, generalist business and market expertise to our team. Among seed stage space companies, CSC has one of the strongest and most experie"ced venture teams i"n the industry.

Furthermore, the company just graduated from Seraphim Capital's 2021 Space Camp accelerator program as part of the mission #7 cohort i"n May 2021. Seraphim Space Camp is the world's leading space startup accelerator and has provided the team with invaluable industry relations and allowed us to streamline our business development strategies in preparation for our next stage of growth and development.

```
CSC Investors
```

SpacC?Fund·

H::LIOC.,
CAPITAl

WORLDOU\INT.

SF'ACE.VC

starbridge
VENTURE CAPITAL

SERAPHIM
CAPITAL

CUSTOMERS

 **Undisclosed Public Company (1000+ Employees)**
LETTER OF INTENT

 **Undisclosed Space Company (100+ Employee)**
LETTER OF INTENT

 **Nebula**
PILOT

 **Amentum Space**
LETTER OF INTENT

The company has garnered significant interest from both NewSpace companies and established aerospace primes since our pre-seed close.

The company has received its first contract proposal and 3 LOIs from leading space companies, and is in engineeri◆g discussions with an additional 6 potential clients looking to improve computing performance, extend operational lifetime, and even explore complete structural replaceme"ts for satellites and components using CSC's 3D printed MSP. Our team is also leveraging our unique expertise to assist these companies with radiation transport modeling. This has allowed us to secure early revenue and build important client relationships.

CSC is currently in engineering talks with major aerospace prime contractors about modeling and engineering contracts. We have also filed 4 Phase 1 a"nd fast track Phase 2 SBIII: and STTR proposals with the US Air Force and Space Force. Based on enthusiastic interest and feedback from key contacts at these organizations, we anticipate receiving multiple awards by October 2021.

BUSINESS MODEL

 **Subscription/Recurring Payment**
Selling a product or ◆,vice that customer$ pay on a ,ecurring basis. usually month to m0<in or ơnnually

 **Al–. Trid:nc=1rfinn=il**

Transactional
A one-time sale of 11 ood sor,...McM

Service

Th1' company provides 3 service to the customer, paying for time or ex♦rtl"'

Direct hardware sates of component shielding cap.sules, satellite and spacecraft buses; Saas licensing of radiation modeling and forecasting systems.

CSC offers radiation protection as a service. Initially, this will be offered through direct hardware sales of our versatile payload capsules, and we are also making progress towards complete satellite bus radiation protection solutions. Due to the unique and extensive experience and knowledge of CSC's technical team, we have received significant interest in providing prospective customers wilh radiation modeling and planning support, a process Lhat will precede any future shielding contracts with prospective customers. In response to market demand, the company will also offer licenses lo access its forecasting and modeling data as a value add. While our current focus is on the space industry, our technologies can service a wide range of terrestrial applications ranging from protecting critical power infrastructure, military applications, and aircraft design.

The flexibility of CSC's offerings and the expertise of our team allow us to add value to clients at any stage of product development, from concept to operation. The company is on track to generate early revrnue while simultaneously de-risking our technology. Client acquisition has currently benefited from significant organic traction and interest by virtue of CSC's large and well respected investment team. The company is transitioning to a direct sales process and is currently pursuing channel distribution partners for its forecast data.

Component shielding systems will initially be offered at an estimated unit price of up to $50,000, at which price point the company aims to shield 500 craft payloads by 2023, resulting in up to S2SM in revenue from our main offering. By 2024, increases in engineering and distribution capabilities are expected to allow the company to offer complete 30 printed bus solutions, with a target of the production of 250 smallsat buses at an average unit price of $200,000, up to $5M for large satellite buses and special applications.

Data licensing services will be determined on a per customer basis depending on mission type and duration. Current estimates indicate data licensing rates at $10,000/asset/month.



$ 9 Billion/ Year

Appru> <imateTotalMarketSize

Over $9B/year of value potential through the enabling of emerging markets such as space robotics and automation, space high powered computing, and space tourism and habitation.

Radiation is responsible for a wide range of damages and limitations in both the space industry and even here on Earth. Solar modules in space suffer about 8x the degradation they do on Earth DJ - up to 10% a year, resulting in the need for between 40% to 2.37x the power generation capacity at launch, just to keep a craft operating. At a mass cost of about 20kg/kilowatt resulting in a price of $200 per watt (.1), radiation can cost a typical communications satellite up to S24,000 in power redundancies. With the planned launch of over 9,000 communications satellites by 2028 W , radiation power degradation costs alone can cost the industry over $216M ayear.

Furthermore, space radiation continues to be an ever-present hazard for operations on Earth; a study by the UK National Grid found that the annualized cost of unsupplied energy due to space weather is $4SOM/yr (21. A severe solar storm could have catastrophic effects, causing an estimated S24B in damage to satellites alone [Z]. On the launchpad, space weather is strongly correlated with increased launch risk; 40% of all historical launch failures have been tied to geomagnetic storms [fil.

When approaching the fields of high powered space computing and space based robotics and AI, the problem becomes much more inhibiting. Aside from requiring more consistent and stable long term power generation, these systems will require the use of commercial-off-the-shelf (COTS) computing components in place of slower, traditional rad-hardened chips. It is a well documented fact that COTS electronics will require advanced radiation mitigation techniques in order to be viable [2]. Radiation shielding is a fundamental enabler for the fields of space edge computing and robotics/AI, representing markets of $7.5B/yr and $5.7B/yr, respectively [IQ, ill.

Perhaps the most important and exciting aspect of the space indu♦try is in laying the foundations for a future home for humanity. No longer science fiction, space tourism and habitation is projected to account for a $1.7B a year market over the next 7 years [I2]. For living and breathing human beings, the dangers of space radiation represent a critical and fundamental barrier that must be overcome to ena♦ble the next ...chapter of space exploration.





$60M
Component Services
$10M
Forecasting Services
2021
2022
2023
2024
2025

The satellite and sp<1cecrafl component mark.et is expected la grow exponentially over the next decade. CSC has a conservative goal of aiming to produce or shield ot feast 1% of all launched spacecraft by the end of 2025.

CSC is laying the foundation for new industries by providing better building blocks for the space economy. Through broad spectrum, versatile, and cost-effective component and structural shielding solutions, CSC can disrupt the component shielding market by enabling the worry free use *of* COTS components; opening the *door* for complex robotic systems and AI integrations, and enabling safe travel for human beings in space. These target uses represent markets *of* $1.SB, SS.7B, and SI.7B respectively, which together represent a potential market impact of over $9B/year in value creation.



CSC Potential Market Impact
$1 .SB
Rad-Hard Components
$1 .7B
Human exploration and habitation
$5.7B
In-Space Robotics and AI
$9B year
in value creation

COMPETITION

Legacy solutions such as water based shielding, as well as a few non multifunctional, experimental shielding systems.

CSC currently has few direct competitors with regards to advanced radiation shielding, as most space assets are (a! best) employing expensive, space-hardened electronics or forgoing radiation-hardening for planned obsolescence.

Other companies developing technologies with potential competitive viability arc:

- Geocent: founded in 2008 and based in the United States. Developing a multifunctional shielding composite based on UHMW Polyethylene plates interlaced with different materials such as graphite. The complete shielding efficacy of polyethylene is limited, and the current composite structure seems to indicate limited mechanical and structural benefits. Geocent is attempting to win prime contracts in the future. The company is large, with over SIOOM in yearly revenue; however, the team dedicated to Lhis project is small and the project is in its early stages.
- StemRad: founded in 2011 and based in Israel. Developing a pure polyethylene vest in a bid for Artemis contracts. The vest is limited to coverage of the torso due to lack of physical versatility and does not provide protection against secondary radiation effects. The team seems to have significant expertise in shielding Earth-based nuclear reactors, but no background in space radiation. They have previously raised $6M in funding.
- EmTDLab: founded in 2018 and based in Hong Kong. Developing new engineering materials using systematic, AI-based materials discovery techniques. Focused on advanced lightweight materials to shield and reduce radiation flux into spacecraft. Also pursuing applications for air and Earth-based systems that are sensitive to radiation. Currently, in the conceplual stage, the company claims to be backed by undisclosed private investment.
- PolarOnyx: founded in 2002 and based in the United States. A leading provider of laser 3D manufacturing solutions, PolarOnyx was awarded a 2020 NASA Phase-I SBIR to develop 30-printed shielding for nuclear reactors that can be used for other applications such as crewed spacecraft and satellites.

CSC retains clear advantages over these competitors in 3 key areas; performance, flexibility, and lead time. Our technical team is comprised of world leaders in the field who have worked closely together for decades, and many of the radiation modeling systems a company would use lo develop its own shielding technology were developed by some of our members. In fact, many companies still rely upon older modeling systems developed by our team members that are now rendered obsolete as they paint an incomplete picture of the radiation environment. CSC utilizes the most recent ad-;ancements in the art to provide the most accurate representation of radiation effects on materials, which combined with extensive experience and specialist knowledge of the field, allows us to riaintain a leadership position with regards to *our* ability to design and improve upon shielding solutions.

Furthermore, our MSP represents the most effective radiation shielding composite currently available in terms of radiation dose reduction. Our focus on matching shielding performance with favorable mechanical properties such as weight, strength, and form factor flexibility allows us to satisfy any mission parameter and requirement in a way that the aforementioned technologies cannot.

TEAM

World-leading nuclear & helio physicists and material scientists with 90+ years of combined experience developing radiation mitigation technologies.

Meetthete.:,m:



VannlBughouty-Co-founder&CEO
- FD1Ir<ied and funded first startup in2016atG,,orgi• Institute of Technology
- Consul!ed !::vdde range ;t a;kets for driving busineu gro•th.



•Raised$lM,c letedSeraphi111CapiUlSpace,l,cceler1torProgrH,and acquired first custoaerwithin the first yearofCSC's founding



Dr L••bit Sihver -Co-fo111\der,CTO
·l5year1ofintern1tion1lRiDex?erience1s1researcher/professorin nuclearphystcs,nuclearche islry,aodspaceradiationprotectionand dosietry
i: : :t!As ESA, and JAXA ludiOQ projects including nuerous
· Collaborated wih he US Naval Research Laboratory and NASA on the effects of ionizino rtdiation *for* the past 38yurs
• co-editor and revlewerof401nternatiooal scientific joumals, 159 ?etrreviewedpublicatioosand•eeconferenceeontributioos
• MS inChe lc1lEngineering fra.KTH inSnden, LicentiateandPhOcf in Nudear Che11istryludear Physics I I Uppsala University in :::: logy



TylerCr1lg, Chl1fhvtnueDfflctr
·BusinessDevelop ent
· 28year recordofgrowingc011plex technical and scientific businesses including luding 190\revenue/688\profitgrowthover 3 ynrsatNCR ;k o;:r:/19. join! venture for Lockheed Martin during his tle at
• ForaerCEOofConarc, dat1anagntS11S coap1ny, ledtcedt
• ServedonAerosp.,ce IMustryAssociationSoardofGovernors
•Fe11uredinTheW1l1StreetJoorn1l,NYTiae$,Bl-berg,Aviation eek & Space Technology, and Flight Int"national Magazine
·IIBAandPhDln"-!chanicalEngineeringfro Georgilinstituteof Technology,MSandBS inAerosp1ceEngineertr.ofr011AuburnUnlversity

Aeseu<:h1ndDtvelcp entAuht1nce



Dr D••id F1leon1r, llll1ophyste1AuurchP1rtn1r
• Top luding Solar ?hysicht at NASA llarshdl Space Flight Center
- Principal research scientist at the Center for Space Pluuand eronoic Research at the University of Alabau -- developed the osl advanced ode! of solar activity currently .,,Hable
· led groundbreaking researchdiscoveriesonthehu anuMerstanding oftheSun'sinnerworklngs
• Developed the"AG-(syste -- received accohdetfr011USAir Force, Software of the Year aurd fro HI$ and Silver Snoopy Award (for stgnific1ntcontrilHJtiontothenfetyofcurrent/futureastron1uU)



Dr S••tl\ll BoriskilUI,
"lltrlllSdenc1&E119ln11rl119AtHUChContnctor
• "•teriabScience,Engineering
• Head Physicist and Engineer for the Soriskln1ResearchGroup1t NIT
·Headingworldleadingresearchinpoly er etuateriab, coposite pcly erfil s,hybridcrganic-ir,org1nic aterials&devices,1nd ulti-phyncsdengnandprototypingof fiber bned aterials
• •elopsnew&Hrt aterials/devicesfro sollrenergyhar•esling, personaJther alcoafort,nightvision,spaceexplontion,and bic-che-ical sensing fro studies in light-utter interactions on nar,oscales

VISION

By using our advanced multifunctional composites, we're aiming to build a permanent future in space and a more sustainable future on Earth.

Our future in space is going to require unprecedented technical capabilities that can enable humankind to live and work in space - permanently. Since the beginning of the space age, we have been forced to compromise on what we can send into space. By providing multifunctional building blocks lhal can keep any asset or organism safe from the brunt of the damaging effects of the space environment, CSC hopes to allow the worry-free use of high powered computing components in orbit, enable next-generation space robotics for use in emerging industries such as space manufacturing, as well as allow for the construction of habitable space stations, compact space suits, and deep space exploration vehicles.

We also see this vision extending back to Earth.

Humanity's ability to innovate and prosper has always been dependent on the materials under its control. Just as the wood and cloth airframes of the Wright brothers evolved into the supersonic jet aircraft of today, so loo must our idea of a space-worthy craft evolve to allow for our next expansion into space. The materials that will enable humanity to become a space faring civilization must be capable of not just surviving, but thriving, in a truly alien environment; An unforgiving vacuum prone to extreme temperature fluctuations that is filled with the radiation of supernovae light years away. CSC's smart, multifunctional composites enable this multiplanetary future and an even more promising future here on Earth; energy efficient buildings, lighler and stronger vehicles, more sustainable clothing, and a better environment.

CSC's materials are the building blocks of a future in space, and a space-age future on Earth.

USE OF FUNDS

Enable on-orbit demonstrations on the International Space Station and achieve full space qualification for our materials.

Having recently secured our i1M pre-seed round, CSC is rapidly accelerating research and development while simultaneously garnering customer traction to de-risk our technology. The recent closing has allowed CSC to lock down key personnel as well as critical equipment and materials to perform ground based validation testing of our technologies.

CSC has opened a S8M Seed round in the Fall of 2021 with a planned close by EOY and our raise on Spaced Ventures is meant to act as a public allocation of the greater round. The company aims to use funds raised through Spaced Ventures as a bridge investment to ramp up critical ground based accelerator testing and personnel onboarding during the negotiation process for our upcoming Seed raise, and also to guarantee rapid acceleration post close.



a CS C Intended Use of Funds
$50K P
Raise
Scenario
60%
60\: IP Filings
40%: Working Capital


40%

$1M

Raise
Scenario

- 10\: Heavy equipment leasing
- 15\: Ground based testing
- **15%:** Raw materials and sample production
- 20\: On-Orbit testing
- **40%:** Working capital

RISKS & DISCLOSURES

Potential slow adoption in the short term due to legacy solutions and the lengthy, resource intensive nature of material development projects.

Product-market fit: CSC's technology represents a novel and much-needed solution for the NewSpace industry, however, many customers might not know they need it (or reject this notion entirely) due to the highly complex nature of radiation physics and the lack of widespread understanding of its effects on artificial and biological systems. The company needs lo spend time establishing itself as a thought leader in the field in order to educate cliel"ltS to start thil"lking about radiatiol"I management as a necessary ful"lction of the overall mission planning process.

Tedrnology: while Solar Engil"le is a thoroughly validated and market ready solution for space weather forecasting, CSC's composite shielding material is not yet a commercialized product. CSC's adval"lced polymers present Ul"lique mal"\ufacturil"lg challenges that the company will need to address through external partnerships/licenses in order to produce at scale. Further research and development is required to iterate al"\d improve the solution such that ii meets the safety standards that are appropriate and effective for human spaceflight applications and life support systems. The current round of funding will help mitigate some of this risk, as will some of the engineeril"lg col"\tracts currently in l"\egotiation with established space companies.

DOCUMENTS

Form C

Cosmic Shielding Corporation

hiiii-M Markets / Materials

Next gen materials for building a better frontier

Cosmic Shielding Corporation's multifunctional composites unlock previously unattainable levels of performance and reliability in orbit and beyond. CSC is the world's first company to offer a comprehensive solution lo the threats posed by space weather.

CK CF MTNHUM TARGFT: 50,000

CK 01 /JAXHUUM GOH 11A1SCO- SI,0/0,000

INVESTORS

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